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                                                                 EXHIBIT 2



[BUNGE LOGO]


                                        Contact:  Hunter Smith
                                                  Bunge Limited
                                                  1-914-684-3450
                                                  hsmith@bunge.com




             BUNGE LIMITED DECLARES FIRST QUARTERLY CASH DIVIDEND


WHITE PLAINS, NY - OCTOBER 22, 2001 - BUNGE LIMITED (NYSE: BG) announced that its Board of Directors declared a quarterly cash dividend of $0.095 per share. The dividend is payable on Thursday, November 29, 2001 to shareholders of record on Thursday, November 15, 2001. This is Bunge's first dividend since its August 1, 2001 initial public offering. The Company had 83,155,100 common shares outstanding on September 30, 2001.

ABOUT BUNGE

Bunge Limited is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, NY, Bunge has over 17,000 employees and operations in 17 countries. The Company is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in Latin America.



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